UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 27, 2020

SIOUXLAND RENEWABLE HOLDINGS, LLC

(Exact name of issuer as specified in its charter)

Nebraska (State of other jurisdiction of organization)	84-3304485 (IRS Employer Identification No.)

1501 Knox Boulevard, Jackson, Nebraska (Full mailing address of principal executive offices)	68743 (ZIP Code)

(402) 632-2676

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Units of Limited Liability Company Interests

Item 8.   Certain Unregistered Sales of Equity Securities

On February 27, 2020, Siouxland Renewable Holdings, LLC (the “Company”) sold a total of 2,000 Units representing limited liability company interests (“Units”) to a single accredited investor for a total purchase price of $20,000,000, or $10,000 per Unit, which is the same price per Unit at which the Company is offering up to 5,000 Units pursuant to an offering conducted pursuant to Regulation A under the Securities Act of 1933, as amended (the “Securities Act”).

All such Units were issued by the Company directly to the purchaser thereof, and no such Units were sold on behalf of any director, officer, promoter or member of the Company or any person acting as underwriter of any Units.  The Units were issued in reliance on the exemption from registration under the Securities Act pursuant to Section 4(a)(2) thereof.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIOUXLAND RENEWABLE HOLDINGS, LLC

By:	/s/ Nicholas Bowdish
Nicholas Bowdish
Chief Executive Officer

Date: February 28, 2020